# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tax Free Fund for Puerto Rico Residents, Inc., CIK 0001847518
CUSIP: 87675M102
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, American International Plaza, 10th Floor, San Juan, Puerto Rico (PR), 00918
Date of event which requires filing of this statement: 03/05/2025
Filed by CIK 0001838395
Persons authorized to receive notices and communications: W. Heath Hawk, GAM Tower, 2 Tabonuco St., Suite 200, Guaynabo, Puerto Rico (PR), 00968, (770) 777-9373

## Reporting persons
- Ocean Capital LLC (CIK 0001838395): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC); sole voting power 0; shared voting power 1,479,364.25; sole dispositive power 0; shared dispositive power 1,479,364.25; aggregate amount beneficially owned 1,479,364.25 (13.3% of the class)
  Comment: Box 13 - The percentages used herein are based upon 11,129,977 shares of common stock outstanding, which represents the shares of common stock outstanding as of December 31, 2024, according to the Issuer's certified shareholder report (the "Shareholder Report") filed on form N-CSR with the Securities and Exchange Commission (the "SEC") on March 7, 2025.
- William Heath Hawk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 1,479,364.25; sole dispositive power 0; shared dispositive power 1,479,364.25; aggregate amount beneficially owned 1,479,364.25 (13.3% of the class)
  Comment: Box 13 - The percentages used herein are based upon 11,129,977 shares of common stock outstanding as of December 31, 2024, as disclosed in the Shareholder Report.
- Ethan A. Danial: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 60,523; sole dispositive power 0; shared dispositive power 60,523; aggregate amount beneficially owned 60,523 (0.5% of the class)
  Comment: Box 8 - Mr. Danial's Shared Voting Power consists of 60,523 sharers owned by RAD Investments, LLC, which Mr. Danial, as one of its managers, may be deemed to beneficially own.
  
  Box 13 - The percentages used herein are calculated based upon 11,129,977 shares of common stock outstanding as of December 31, 2024, as disclosed in the Shareholder Report.
- Brent D. Rosenthal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jose R. Izquierdo II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Roxana Cruz-Rivera: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mojdeh L. Khaghan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ian McCarthy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Tax Free Fund for Puerto Rico Residents, Inc.
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, American International Plaza, 10th Floor, San Juan, Puerto Rico (PR), 00918
Comment: The following constitutes Amendment No. 13 ("Amendment No. 13") to the Schedule 13D filed by the undersigned with the SEC on April 4, 2022, as amended by the Amendment No. 1 filed on April 18, 2022, Amendment No. 2 filed on April 28, 2022, Amendment No. 3 filed on June 7, 2022, Amendment No. 4 filed on March 17, 2023, Amendment No. 5 filed on April 12, 2023, Amendment No. 6 filed on September 14, 2023, Amendment No. 7 filed on December 8, 2023, Amendment No. 8 filed on December 11, 2023, Amendment No. 9 filed on February 9, 2024, Amendment No. 10 filed on March 20, 2024, Amendment No. 11 filed on April 8, 2024 and Amendment No. 12 filed on January 27, 2025 (collectively, the "Schedule 13D"). This Amendment No. 13 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated as follows:

This Schedule 13D is filed by:

(i) Ocean Capital LLC, a Puerto Rico limited liability company ("Ocean Capital");

(ii) William Heath Hawk;

(iii) Ethan A. Danial, as one of Ocean Capital's nominees for the Issuer's Board of Directors (the "Board") for the Issuer's 2022 annual meeting of stockholders (the "2022 Annual Meeting") and for the Issuer's 2024 annual meeting of shareholders (the "2024 Annual Meeting");

(iv) Brent D. Rosenthal, as one of Ocean Capital's nominees for the Board for the 2022 Annual Meeting and the Issuer's 2025 annual meeting of shareholders (the "2025 Annual Meeting");

(v) Jose R. Izquierdo II, as one of Ocean Capital's nominees for the Board for the 2022 Annual Meeting and the 2025 Annual Meeting (collectively with Messrs. Danial and Rosenthal, the "2022 Nominees" and, together with Mr. Rosenthal, the "2025 Nominees");

(vi) Roxana Cruz-Rivera, as one of Ocean Capital's nominees for the Board for the Issuer's 2023 annual meeting of shareholders (the "2023 Annual Meeting");

(vii) Mojdeh L. Khaghan, as one of Ocean Capital's nominees for the Board for the 2023 Annual Meeting (together with Ms. Cruz-Rivera, the "2023 Nominees"); and

(viii) Ian McCarthy, as one of Ocean Capital's nominees for the Board for the 2024 Annual Meeting (together with Mr. Danial, the "2024 Nominees" and, collectively with Ocean Capital, Mr. Hawk, the 2022 Nominees, the 2023 Nominees and the 2025 Nominees, the "Reporting Persons").
Residence or business address: The business address of each of Ocean Capital and Mr. Hawk is GAM Tower, 2 Tabonuco St., Suite 200, Guaynabo, Puerto Rico 00968. The business address of Mr. Danial is 954 Avenida Ponce De Leon, San Juan, Puerto Rico 00907. The business address of Mr. Rosenthal is 3 Drummond Terrace, Livingston, New Jersey 07039. The business address of Mr. Izquierdo is 1225 Ponce de Leon Ave., Suite 803, San Juan, Puerto Rico 00907. The business address of Ms. Cruz-Rivera is 954 Avenida Ponce de Leon, Miramar Plaza, Ste. 404, San Juan, Puerto Rico 00907. The business address of Ms. Khaghan is 5151 Collins Ave., Miami Beach, Florida 33140. The business address of Mr. McCarthy is 1959 Loiza Street, Suite 401, San Juan, Puerto Rico 00911.
Present principal occupation or employment: The principal business of: (i) Ocean Capital is investing in various opportunities in the financial arena and transacting any lawful business in Puerto Rico financial arenas; (ii) Mr. Hawk is serving as President and Chief Executive Officer of First Southern, LLC, a financial services company; (iii) Mr. Danial is serving as a Member, Authorized Officer and Manager at RAD Investments, LLC, an investment firm; (iv) Mr. Rosenthal is serving as Founder and Investor at Mountain Hawk Capital Partners, LLC, an investment fund; (v) Mr. Izquierdo is serving as Managing Member of Main Line Ventures LLC, a consulting firm; (vi) Ms. Cruz-Rivera is serving as Founder and CEO of TLVS LLC dba Tax Law and Venture Services, a law firm; (vii) Ms. Khaghan is serving as Principal of the Morgan Reed Group, a diversified real estate and securities investment firm; and (viii) Mr. McCarthy is serving as a Managing Director at Fairview Asset Management, LLC, an investment management services firm.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ocean Capital is organized as a limited liability company under the laws of Puerto Rico. Each of Messrs. Hawk, Danial, Rosenthal, Izquierdo and McCarthy and Mses. Cruz-Rivera and Khaghan is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby supplemented to add the following paragraph: Between January 29, 2025 and January 30, 2025, RAD Investments, LLC purchased 60,523 shares of Common Stock on the open market at an average price of $2.46 per share of Common Stock, for a total cost of $148,774.53 (inclusive of broker fees). The shares of Common Stock were purchased with the general working capital of RAD Investments, LLC and are deemed beneficially owned by Mr. Danial in his capacity as one of the managers of RAD Investments, LLC.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented to add the following paragraphs:

On March 5, 2025, Ocean Capital sent a letter by email to the Issuer (the "2025 Notice") providing notice of its intent to nominate the 2025 Nominees for election to the Board at the 2025 Annual Meeting.

In connection with the submission of the 2025 Notice, Ocean Capital, Mr. Hawk and the 2025 Nominees filed a preliminary proxy statement with the SEC on March 7, 2025.

The 2025 Nominees' biographies are set forth below. Additional information regarding the 2025 Nominees can be found, once available, in Ocean Capital's proxy statement for the 2025 Annual Meeting.

Brent D. Rosenthal, age 52, founded Mountain Hawk Capital Partners, LLC, an investment fund focused on small and microcap equities in the technology, media, telecom (TMT) and food industries, in 2017. Mr. Rosenthal has served on the board of directors of Horizon Kinetics Holding Corporation since August 2024 (OTCMKTS: HKHC) and Syntec Optics Holdings, Inc. (NASDAQ: OPTX) since April 2023. Previously he served as a director of FLYHT Aerospace Solutions Ltd (OTCQX: FLYLF) from June 2020 to December 2024, director of RiceBran Technologies (OTCPK: RIBT) from July 2016 to November 2024 and Non-Executive Chairman/Lead Director of comScore, Inc. (NASDAQ: SCOR) from April 2018 to June 2024 and as a director from January 2016 to April 2018. Mr. Rosenthal also served as a director of Rentrak Corporation (NASDAQ: RENT) from 2008 to 2016, as a director to SITO Mobile (NASDAQ: SITO) from August 2016 to July 2018 as well as Advisor to the board of Park City Group, Inc. (NASDAQ: PCYG), the parent company of ReposiTrak Inc., from November 2015 to February 2018. Earlier in his career, Mr. Rosenthal was a Partner in affiliates of W.R. Huff Asset Management, an employee-owned investment manager, where he worked from 2002 to 2016, during which time he was an Advisor to the board of directors of Virgin Media (NASDAQ: VMED) and Time Warner Cable (NYSE: TWC). Mr. Rosenthal earned his B.S. from Lehigh University and M.B.A. from the S.C. Johnson Graduate School of Management at Cornell University. He is an inactive Certified Public Accountant. Ocean Capital believes Mr. Rosenthal's board of directors experience and finance background make him qualified to serve as a director of the Issuer.

Jose R. Izquierdo II, age 42, is a San Juan-based attorney with over a decade of experience in both the private and public sectors. Currently, he is the Member and Managing Director of Main Line Ventures, LLC, a firm that counsels corporations, international organizations and world-class athletes on a range of legal, strategic, and developmental matters. Mr. Izquierdo has served at Main Line Ventures, LLC since 2018. Mr. Izquierdo previously served as General Secretary of the World Boxing Organization's Executive Committee, an international non-profit organization. At the government level, Mr. Izquierdo has served as Executive Director of the Puerto Rico Tourism Company, a public corporation responsible for stimulating, promoting and regulating the development of Puerto Rico's tourism industry, from 2017 to 2018, member of the Governor of Puerto Rico's fiscal transition team, member of the Government of Puerto Rico's Economic Development Council, Assistant Secretary of Economic Development and has sat on numerous boards of directors. Mr. Izquierdo served as Principal at The Law Offices of Jose R. Izquierdo II. Mr. Izquierdo is a 2005 graduate of Haverford College and holds a Juris Doctorate from the University of Puerto Rico School of Law. Ocean Capital believes Mr. Izquierdo's extensive leadership experience at both the public and private sectors makes him qualified to serve as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported to be owned by each Reporting Person is based upon 11,129,977 shares of Common Stock outstanding as of December 31, 2024, as disclosed in the Shareholder Report.

A. As of the close of business on March 7, 2025, Ocean Capital beneficially owned 1,479,364.25 shares of Common Stock representing approximately 13.3% of the outstanding Common Stock of the Issuer.

B. As of the close of business on March 7, 2025, William Heath Hawk beneficially owned 1,479,364.25 shares of Common Stock representing approximately 13.3% of the outstanding Common Stock of the Issuer.

C. As of the close of business on March 7, 2025, Ethan Danial beneficially owned 60,523 shares of Common Stock representing approximately 0.5% of the outstanding Common Stock of the Issuer.

D. As of the close of business on March 7, 2025, Brent D. Rosenthal beneficially owned 0 shares of Common Stock representing approximately 0.0% of the outstanding Common Stock of the Issuer.

E. As of the close of business on March 7, 2025, Jose R. Izquierdo II beneficially owned 0 shares of Common Stock representing approximately 0.0% of the outstanding Common Stock of the Issuer.

F. As of the close of business on March 7, 2025, Roxana Cruz-Rivera beneficially owned 0 shares of Common Stock representing approximately 0.0% of the outstanding Common Stock of the Issuer.

G. As of the close of business on March 7, 2025, Mojdeh L. Khaghan beneficially owned 0 shares of Common Stock representing approximately 0.0% of the outstanding Common Stock of the Issuer.

H. As of the close of business on March 7, 2025, Ian McCarthy beneficially owned 0 shares of Common Stock representing approximately 0.0% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Ocean Capital LLC

1,479,364.25

B. William Heath Hawk

1,479,364.25

C. Ethan A. Danial

60,523

D. Brent D. Rosenthal

0

E. Jose R. Izquierdo II

0

F. Roxana Cruz-Rivera

0

G. Mojdeh L. Khaghan

0

H. Ian McCarthy

0
Transactions in the class effected during the past sixty days:
A. Ocean Capital

Ocean Capital has not transacted in the securities of the Issuer during the past 60 days.

B. William Heath Hawk

William Heath Hawk has not transacted in the securities of the Issuer during the past 60 days.

C. Ethan A. Danial

RAD Investments LLC, of which Mr. Danial is one of the managers, purchased (i) 56,488 shares of Common Stock at an average price of $2.46 per share on January 29, 2025 and (ii) 4,035 shares of Common Stock at an average price of $2.46 per share on January 30, 2025.

D. Brent D. Rosenthal

Brent D. Rosenthal has not transacted in the securities of the Issuer during the past 60 days.

E. Jose R. Izquierdo II

Jose R. Izquierdo II has not transacted in the securities of the Issuer during the past 60 days.

F. Roxana Cruz-Rivera

Roxana Cruz-Rivera has not transacted in the securities of the Issuer during the past 60 days.

G. Mojdeh L. Khaghan

Mojdeh L. Khaghan has not transacted in the securities of the Issuer during the past 60 days.

H. Ian McCarthy

Ian McCarthy has not transacted in the securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented to add the following paragraph:

On March 7, 2025, the Reporting persons executed a third amended Joint Filing and Solicitation Agreement (as amended and restated, the "Third Amended and Restated Joint Filing and Solicitation Agreement") with respect to the joint filing of this Schedule 13D and any amendment thereto, an executed copy of which is attached hereto as Exhibit J. Other than the Third Amended and Restated Joint Filing and Solicitation Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented to add the following exhibit:

Exhibit J: Third Amended and Restated Joint Filing and Solicitation Agreement, dated March 7, 2025.

## Signatures
- Ocean Capital LLC: /s/ William Heath Hawk, William Heath Hawk/Managing Member (03/07/2025)
- William Heath Hawk: /s/ William Heath Hawk, William Heath Hawk (03/07/2025)
- Ethan A. Danial: /s/ Ethan A. Danial, Ethan A. Danial (03/07/2025)
- Brent D. Rosenthal: /s/ Brent D. Rosenthal, Brent D. Rosenthal (03/07/2025)
- Jose R. Izquierdo II: /s/ Jose R. Izquierdo II, Jose R. Izquierdo II (03/07/2025)
- Roxana Cruz-Rivera: /s/ Roxana Cruz-Rivera, Roxana Cruz-Rivera (03/07/2025)
- Mojdeh L. Khaghan: /s/ Mojdeh L. Khaghan, Mojdeh L. Khaghan (03/07/2025)
- Ian McCarthy: /s/ Ian McCarthy, Ian McCarthy (03/07/2025)